

September 27, 2013

Via E-mail
Anthony Ives
Chief Financial Officer and a Director
Heavy Earth Resources, Inc.
625 Second Street, #280
San Francisco, CA 94107

>   **Re: Heavy Earth Resources, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed May 22, 2013**
>   **File No. 000-52979**
>   **Form 8-K dated August 29, 2013**
>   **Filed August 29, 2013**
>   **File No. 000-52979**

Dear Mr. Ives:

    We have reviewed your filings and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

    Please respond to this letter within ten business days by amending your filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Statements of Cash Flows, page 36

1. You report cash flows from operations of $2,666,120 for the year ended December 31, 2011, despite reporting no revenues and $1,017,604 of accrual basis operating expenses for the year. Please explain to us how you determined you had positive operating cash flow in this circumstance, or revise to amend your statement of cash flow for 2011, as appropriate. Similarly, please also address the cash flows from operations of $1,775,602 for the six months ended June 30, 2012 as reported in your June 30, 2013 Form 10-Q.

Notes to the Financial Statements, page 37

Note 1: Nature of Operations and summary of Significant Accounting Policies, page 39

Oil and Gas Properties, page 39

2. We note that you use the full cost method of accounting for your investments in oil and gas properties. Please tell us your consideration of the successful efforts method of accounting for these investments. It appears that this method is preferable since you are focused on exploration activities wherein there is risk associated with future success. Refer to SAB Topic 12 and ASC 932 for guidance.

Form 8-K dated August 29, 2013

3. In regards to the sale of DEEP Core Inc., it appears that this is a significant investment disposition of which pro forma impacts would be material information for investors pursuant to Rule 11-01(4). In this regard, please tell us how you plan to account for this transaction and revise the filing to present pro forma information in accordance with Rule 11 of Regulation S-X that reflects the impact of the preceding item noted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any
questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief